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                                   EXHIBIT 28

Robert J. Fitzsimmons                                For Immediate Release
602/ 207-5759


              THESE ARE THE EARNINGS FOR FINOVA CAPITAL CORPORATION

                THE PRINCIPAL SUBSIDIARY OF THE FINOVA GROUP INC.

                  WHOSE EARNINGS WERE RELEASED OCTOBER 16, 1996


                           FINOVA CAPITAL CORPORATION

                            ANNOUNCES RECORD QUARTER.

                        NET INCOME FOR THE THIRD QUARTER

                                  INCREASED 18%

PHOENIX, Ariz., Oct. 17, 1996 -- FINOVA Capital Corporation today reported record net income of $29.8 million for the third quarter of 1996 compared to $25.2 million for the third quarter of 1995, an 18% increase in net income.

         Net income for the first nine months of 1996 was $85.0 million compared to $71.1 million for the first nine months of 1995, an increase of 19% in net income.

         Sam Eichenfield, chairman and chief executive officer of FINOVA, said, "The Company's results reflect FINOVA's continuing success in achieving profitable growth while maintaining credit discipline and operating efficiency." Managed assets increased to $8.0 billion at September 30, 1996, representing an 18%, year over year, increase. This growth was driven by new business and factoring volume of $1.49 billion and $4.22 billion for the third quarter and first nine months of 1996, respectively, representing 23% and 39% increases over the 1995 periods. Meanwhile, backlog at September 30, 1996 was at an all time high of $1.44 billion, a 28% increase over 1995. Interest margins earned improved to 6.0% for the third quarter and 5.9% for the first nine months of 1996, compared to 5.8% for both the third quarter and the first nine months of 1995.


                                    --More--



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         Eichenfield also noted, "the quality of FINOVA's portfolio is evident in the continuing low level of account write-offs and nonearning assets." Write-offs as an annualized percentage of average managed assets, which continue to be within the Company's annual guidelines of 0.50% to 0.60%, were 0.56% for the first nine months of 1996, compared to 0.49% for the first nine months of 1995. Nonaccruing assets were 2.2% of ending managed assets, compared to 2.5% at September 30, 1995. Reserves for possible credit losses remained at 2.0% of managed assets and increased to 91% of nonaccruing assets at September 30, 1996, compared to 78% at the end of the third quarter of 1995.

         Operating expenses for the third quarter of 1996 were higher than for the comparable period in 1995, principally due to higher incentive compensation accruals related to improved results and stock performance and the higher volume of new business added during the year. However, operating expenses declined to 43.7% of interest margins earned for the third quarter of 1996 compared to 45.9% one year ago and improved to 44.0% for the first nine months of 1996 from 46.0% in 1995.

         Income taxes were higher primarily due to the increase in pre-tax income. The effective tax rate for the first nine months of 1996 was 37.8%, slightly lower than the 1995 rate of 38.3%.

         FINOVA Capital Corporation is a Phoenix-based major domestic commercial finance company providing secured financing and leasing products from $500,000 to $35 million to mid-size businesses. FINOVA also offers inventory and sales financing programs to manufacturers, distributors and dealers nationwide.

         For more information about FINOVA Capital Corporation, visit the company's Website at www.finova.com.


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                           FINOVA Capital Corporation
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                             (Dollars in Thousands)



                                                Quarter Ended                     Nine Months Ended
                                                September 30,                       September 30,
                                         ----------------------------      ------------------------------
                                             1996             1995              1996              1995
                                         -----------      -----------      ------------      ------------
Interest earned from
 financing transactions                  $  197,998        $ 171,004        $  569,091        $  489,335
Operating lease income                       23,356           21,283            71,371            62,402
Interest expense                          (101,858)         (93,136)         (298,158)         (267,857)
Operating lease depreciation               (15,247)         (12,980)          (47,150)          (38,891)
                                         ----------        ---------        ----------        ----------
Interest margins earned                     104,249           86,171           295,154           244,989

Provision for possible
 credit losses                             (14,050)         (10,800)          (38,800)          (28,800)
Gains on sale of assets                       2,714            4,646            10,253            11,699
Selling, administrative and
 other operating expenses                  (45,598)         (39,583)         (129,992)         (112,578)
                                         ----------        ---------        ----------        ----------
Income before income
 taxes                                       47,315           40,434           136,615           115,310
Income taxes                               (17,552)         (15,284)          (51,610)          (44,163)
                                         ----------        ---------        ----------        ----------
Net Income                               $   29,763        $  25,150        $   85,005        $   71,147
                                         ==========        =========        ==========        ==========


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                           FINOVA Capital Corporation
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                                                        Year Ended
                                                                                          or at
                                                        As of September 30,              Dec. 31,
                                                  ------------------------------       -----------
FINANCIAL POSITION:                                   1996              1995               1995
                                                  -----------        -----------       -----------
 Ending funds employed (EFE)                      $7,635,276         $6,609,220        $ 6,819,057
 Securitizations (2)                                 334,917            133,051            303,304
                                                  ----------         ----------        -----------
   Total managed assets                            7,970,193          6,742,271          7,122,361
 Reserve for possible credit losses                  156,339            131,564            140,333
 Nonaccruing assets                                  172,766            169,180            167,872
 Nonaccruing assets as  % of managed assets             2.2%               2.5%               2.4%
 Reserve for possible credit losses as a % of:
   Ending managed assets                                2.0%               2.0%               2.0%
   Nonaccruing assets                                  90.5%              77.8%              83.6%
 Total debt                                       $6,350,043         $5,403,323        $5,649,368
 Stockholder's equity                                922,451            836,415           855,579
 Total debt to equity                                  6.88x              6.46x             6.60x
 Backlog                                          $1,441,663         $1,127,717        $1,070,573

                                                  For the Quarter Ended             For the Nine Months Ended
                                                      September 30,                       September 30,
                                              -----------------------------       --------------------------
PERFORMANCE HIGHLIGHTS:                           1996              1995              1996            1995
                                              ----------        -----------       ----------      ----------
 Average managed assets                       $7,693,684        $6,480,053        $7,430,342      $6,243,118
 Average earning assets (3)                    6,935,008         5,934,645         6,686,355       5,655,656
 New business                                    707,468           685,323         2,099,322       1,689,939
 Factoring volume/floor planning                 785,510           528,140         2,118,018       1,337,909
 Write-offs                                       10,983             7,001            31,007          22,868
 Write-offs (annualized) as a % of
  average managed assets                            0.6%              0.4%              0.6%            0.5%
 Interest margins earned
  (annualized) as a % of average
  earning assets                                    6.0%              5.8%              5.9%            5.8%
 Selling, administrative and other
  operating expenses as a % of
  interest margins earned                          43.7%             45.9%             44.0%           46.0%

----------
(1)      Averages for the periods presented are based on month-end balances.
(2) Securitizations are assets sold under securitization agreements and managed by the Company.
(3) Average earning assets equal average funds employed less (average deferred taxes on leveraged leases and average nonaccruing assets).

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